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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 10, 2006

IDAHO GENERAL MINES, INC.

(Exact Name of Registrant as Specified in its Charter)

Idaho	**000-50539**	**91-0232000**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 N. Post St., Suite 610 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 838-1213**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02   Unregistered Sales of Equity Securities

On January 10, 2006, Idaho General Mines, Inc. (the "Company") completed a private placement of 3,441,936 units (the "Units") for an aggregate purchase price of $3,786,129.40. Each Unit consisted of one share of the Company's common stock and a warrant to purchase one-half of a share of the Company's common stock, exercisable for a two-year period at a price of $1.75 per whole share of common stock.   The Units were offered and sold pursuant to exemptions from registration under Regulation S of the Securities Act of 1933, as amended (the "Securities Act"), for offers and sales occurring outside the United States, and Rule 506 of Regulation D and Section 4(2) of the Securities Act, as a transaction not involving any public offering.

The Company is obligated to pay an aggregate of $165,398.86 and to issue 163,550.00 units in finder's fees in connection with this private placement. In addition, the Company has agreed to file a registration statement under the Securities Act with the Securities and Exchange Commission on or prior to April 30, 2006 to register the resale of the shares of common stock comprising the Units and the shares of common stock underlying the warrants comprising the Units, and to use its commercially reasonable efforts to cause the registration statement to remain effective until the expiration of the exercise date for the warrants comprising the Units.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

4.1   Form of Subscription Agreement.
4.2   Form of Subscription Agreement for Regulation S Offering.
4.3   Form of Common Stock Purchase Warrant.
4.4   Letter to Investors Regarding Registration Rights.
4.5   Letter to Investors Regarding Registration Rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDAHO GENERAL MINES, INC.
(Registrant)

Date: January 17, 2006   By: */s/ Robert L. Russell*
                                               Robert L. Russell
                                               President and Chief Executive Officer

EXHIBIT INDEX

4.1	Form of Subscription Agreement.
4.2	Form of Subscription Agreement for Regulation S Offering.
4.3	Form of Common Stock Purchase Warrant.
4.4	Letter to Investors Regarding Registration Rights.
4.5	Letter to Investors Regarding Registration Rights.

Exhibit 4.1

IDAHO GENERAL MINES, INC.

SUBSCRIPTION AGREEMENT

Return by mail or overnight delivery to:

IDAHO GENERAL MINES, INC.
c/o Robert L. Russell
10 N. Post St., Ste. 610
Spokane, Washington 99201

November 10, 2005

IDAHO GENERAL MINES, INC.

SUBSCRIPTION AGREEMENT

The undersigned purchaser ("Purchaser") wishes to participate in the IDAHO GENERAL MINES, Inc. (the "Company") offering of up 3,000,000 Units at a price of $1.10 per Unit.

The Purchaser is in a position with regard to which based upon background, employment experience, economic power or other relationship enables Purchaser to obtain information from the Company in order to evaluate the merits and risks of the investment and the Purchaser acknowledges that the Company has made available the opportunity to ask questions of and receive answers from the Company or persons acting in its behalf concerning additional information to the extent that the Company possess such information or could acquire it without unreasonable effort or expense, necessary to verify the accuracy of information furnished by the Company or required by the Purchaser to make an informed decision concerning the investment hereunder.

The Purchaser acknowledges that he or she has received the Company's Private Placement Memorandum dated November 10, 2005 and has had the opportunity to thoroughly read the document.

It is understood that, upon the acceptance of this subscription by the Company, the Purchaser will receive an executed counterpart of this Subscription Agreement.

1. Subscription.

The Purchaser hereby irrevocably subscribes for and agrees to purchase _____ Units for an aggregate investment of $_____. The Purchaser tenders herewith a check in the above amount (the "Funds").

2. Conditions of Subscription.

The Purchaser understands and agrees that:

    (a)   The Company shall have the right to reject the subscription, in whole or in part;

    (b)   The Company shall accept subscriptions in the order received; and

    (c)   The Securities to be issued and delivered on account of this subscription will only be issued in the name of, and delivered to, the Purchaser.

    (d)   There is no minimum offering amount and the Purchaser's investment shall be immediately available to the Company.

(e)   Within ninety (90) days of the close of this Offering the Company shall cause a registration statement covering the Share underlying the Warrants to be filed with the Securities and Exchange Commission and will thereafter use its best efforts to cause such registration statement to become effective. .

3.   Representations and Warranties of the Undersigned.

The Purchaser hereby agrees, represents, and warrants as follows:

(a)   The Purchaser understands that the Units, Shares, Common Stock Purchase Warrant and Shares issuable upon exercise of the Common Stock Purchase Warrant securities (individually and collectively, the "Securities") and are being offered and sold under the exemption from registration provided for in Section 4(2) and Rule 506 of Regulation "D" under the Securities Act of 1933 (the "Act") and similar exemptions from registration, or limited registration provisions, for private offerings under state law, that he or she is purchasing the Securities without being furnished any sales literature or prospectus, that this transaction has not been scrutinized by the United States Securities and Exchange Commission or by any state securities administrator because of the small number of persons solicited and the private aspects of the offering, that all documents, records, and books pertaining to this investment have been made available to the Purchaser and his representatives, including his attorney, his accountants, and/or his purchaser representative, and that the books and records of the Company will be available upon reasonable notice for inspection by investors during reasonable business hours at its principal place of business;

(b)   The Purchaser, if a natural person or general partner of a partnership, (i) is a citizen of the United States, and at least 21 years of age, and (ii) is a bona fide resident and domiciliary (not a temporary or transient resident) of the state indicated on the signature page below and has no present intention of becoming a resident of any other state or jurisdiction;

(c)   Purchaser belongs to the following categories of "Accredited Investors" (check applicable categories; if "None", so state) (all amounts are in U.S. currency):

(i)   A bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity, a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the Securities Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the US Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958; a Plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5.0 million; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of that Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5.0 million or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(ii)   A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(iii)   An organization described in Section 501(c) (3) of the Internal Revenue Code; a corporation; a Massachusetts or similar business trust; or a partnership; in each case, not formed for the specific purpose of acquiring the Shares and with total assets in excess of $5.0 million;

(iv)   A director or executive officer;

(v)   A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of such person's purchase of the Shares exceeds $1.0 million;

(vi)   A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(vii)   Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(viii)   A trust, with total assets in excess of $5.0 million, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2) (ii) of Regulation D under the Securities Act; and

(ix)   An entity in which all of the equity owners are accredited investors (as defined above).

(x)   None of the above categories.

[The balance of this page intentionally left blank]

THE FOLLOWING INFORMATION IS REQUESTED BY THE COMPANY IN ORDER TO SHOW THAT THE COMPANY HAS MADE A REASONABLE EFFORT TO ASCERTAIN WHETHER A SUBSCRIBER QUALIFIES AS AN ACCREDITED INVESTOR. IF YOU HAVE ANY QUESTIONS ABOUT PROVIDING THIS INFORMATION, PLEASE DO NOT HESITATE TO CONTACT A REPRESENTATIVE OF THE COMPANY

My Net Worth is : (in U.S. currency)

( ) Below $1,000,000

( ) Over $1,000,000

( ) Over $5,000,000

As used in this Subscription Agreement, the term "net worth" means the excess of total assets over total liabilities

Income (only if relying on (C)(vi).	Individual	Combined w/ Spouse
My gross income two years ago:	$0 - $200,000 over $200,000	$0 - $300,000 over $300,000
My gross income last year:	$0 - $200,000 over $200,000	$0 - $300,000 over $300,000
I reasonably expect my gross income this year to be:	$0 - $200,000 over $200,000	$0 - $300,000 over $300,000

In determining income, an investor should add to the investor's adjusted gross income any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or KEOGH retirement plan, alimony payments and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

(a   The Purchaser is capable of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision and understands and has fully considered for purposes of this investment the risk of loss of all monies invested herein.

(b   The Purchaser is able (i) to bear the economic risk of his or her investment; (ii) to hold the Securities for an indefinite period of time; and (iii) to afford a complete loss of his or her investment; and represents that he or she has adequate means of providing for his or her current needs and possible personal contingencies, and that he or she has no need for liquidity in this investment;

(c   The Securities are being acquired by the Purchaser in good faith solely for his or her own personal account, unless otherwise specifically set forth below, and these Securities are being acquired for investment purposes only, and not with a view to or for the resale, distribution, subdivision, or fractionalization thereof; the Purchaser has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person the Securities or any part thereof, the Purchaser has no present plans to enter into any such contract, undertaking, agreement, or arrangement; and he or she understands that the legal consequences of the foregoing representations and warranties to mean that he or she must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the Act, and, therefore, cannot be sold unless they are subsequently registered under the Act (which, except for the Shares underlying the Warrants, the Company is not obligated to do) or an exemption from such registration is available;

(d) The Purchaser consents to the placement of a legend on the certificates evidencing the Securities being purchased by him or her, which legend shall be in form substantially as follows:

> **THESE SECURITIES HAVE NOT BEEN REGISTERED FOR PUBLIC SALE WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER STATE SECURITIES LAWS. THE SALE, PLEDGE OR OTHER DISPOSITION OF THE SHARES IS PROHIBITED UNLESS THE SHARES ARE REGISTERE OR SOLD IN A TRANSACTION EXEMPT FROM SUCH REGISTRATION**;

(e) If more than one person is signing this Agreement, each representation, warranty, and undertaking made herein shall be a joint and several representation, warranty, or undertaking of each person. If the Purchaser is a partnership, corporation, trust, or other entity, the Purchaser entity and each individual signing on behalf of such entity represent and warrant that the purchase of the Securities pursuant to this Subscription Agreement has been duly authorized by all necessary corporate, partnership, or other action, and that such individuals are authorized to bind the Purchaser to this Agreement.

4.   Transferability.

The Purchaser agrees not to transfer or assign this Agreement, or of any of his or her interest herein, and any such transfer shall be void.

5.   Revocation.

The Purchaser agrees that he or she may not cancel, terminate, or revoke this Agreement or any agreement of the Purchaser made hereunder and that this Agreement shall survive the death or disability of the Purchaser and shall be binding upon the Purchaser's heirs, executors, administrators, successors, and assigns.

6.   No Waiver.

Notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the Purchaser, the Purchaser does not waive any right granted to him or her under federal or state securities laws.

7.   Continuing Effect of Representations and Warranties; Undertaking.

The representation and warranties of Paragraph 3 are true and accurate as of the date of this Subscription Agreement and shall be true and accurate as of the date of delivery of the Funds and shall survive such delivery. If in any respect, such representations and warranties shall not be true and accurate prior to the issuance of Securities to the Purchaser, the Purchaser shall give immediate written notice of such fact to the Company and to the Purchaser Representative, if any, specifying which representations and warranties are not true and accurate and in what respects they are inaccurate.

8.   Indemnification.

The Purchaser acknowledges that he or she understands the meaning and legal consequences of the representations and warranties contained in Paragraph 3 and of the undertaking contained in Paragraph 7, and hereby agrees to defend, indemnity, and hold harmless the Company and its officers, directors, employees and agents, and their successors and assigns, from and against any and all loss, damage, liability, or expense (including attorneys' fees) due to or arising out of the inaccuracy of any representation or acknowledgment or the breach of any agreement, warranty, or undertaking of the Purchaser contained in this Subscription Agreement.

9.   Miscellaneous.

(a)   All notices or other communications given or made hereunder shall be sufficiently given if hand-delivered or mailed by registered or certified mail return receipt requested, postage prepaid, to the Purchaser or to the Company at the respective addresses set forth herein, or such other addresses as the Purchaser or the Company shall designate to the other by notice in writing.

(b)   This Agreement shall be governed by and construed in accordance with the internal laws of the State of Idaho. Venue for any action arising out of or in conjunction with this Agreement shall lie in Shoshone County, Idaho.

(c)   This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

[The balance of this page intentionally left blank]

10. Signatures.

The "Purchaser" or "he or she" shall mean each person or entity whose signature appears below. I/we have read this Subscription Agreement and agree to be bound by its terms.

Type of Ownership (check one):

[ ] Individual
[ ] Tenants in Common*
[ ] Joint Tenants with Right of Survivorship*
*All participants must sign (attach additional sheets if necessary).

_____   _____
(Name of Subscriber)   (Signature of Subscriber)

_____   _____
(Address)   (Soc. Sec. or Federal Identification No.)

_____
(Date)

_____   _____
(Name of Subscriber)   (Signature of Subscriber)

_____   _____
(Address)   (Soc. Sec. or Federal Identification No.)

_____
(Date)

The Company hereby accepts the foregoing Subscription subject to the terms and conditions hereof this _____ day of _____, 2005.

IDAHO GENERAL MINES, INC.

BY:_____
 Robert L. Russell, President & CEO

Exhibit 4.2

IDAHO GENERAL MINES, INC.

SUBSCRIPTION AGREEMENT
Regulation S Offering

Return to:

Robert L. Russell
Idaho General Mines, Inc.
10 N. Post, Ste. 610
Spokane, Washington 99201
Tel: (509) 838-1213

November 10, 2005

IDAHO GENERAL MINES, INC.
SUBSCRIPTION AGREEMENT
Regulation S Offering

_____ ("Purchaser") wishes to purchase _____ Units of the Common Stock of Idaho General Mines, Inc. (the "Company"), at a price of US$1.10 per Unit.

The proceeds of the offering are to be used for the purposes set forth in the Company's Private Placement Memorandum dated November 10, 2005l. The Units are being offered on a "best efforts" basis by officers of the Company and may be offered by certain financial representatives as agents for the company. No commission will be paid directly or indirectly to any officer of the Company with regard to the sale of the Units. Compensation paid to unaffiliated finders or agents will not exceed 10% of the gross sales price of Units attributable to such finders or agents.

The Purchaser is in a position with regard to the Company which, based upon background, employment experience, economic power or other relationship, enables the Purchaser to obtain information from the Company in order to evaluate the merits and risks of the investment. The Purchaser acknowledges that the Company has made available the opportunity to ask questions of and receive answers from the Company or persons acting in its behalf concerning additional information to the extent that the Company possess such information or could acquire it without unreasonable effort or expense, necessary to verify the accuracy of information furnished by the Company or required by the Purchaser to make an informed decision concerning the investment hereunder. The Purchaser has had the opportunity to review the Company's periodic filings with the Securities and Exchange Commission and the Private Placement Memorandum dated November 10, 2005.

It is understood that, upon the acceptance of this subscription by the Company, the Purchaser will receive an executed counterpart of this Subscription Agreement.

1. Subscription.

The Purchaser hereby irrevocably subscribes for and agrees to purchase _____ Units for an aggregate investment of US$_____. The Purchaser tenders herewith a check in the above amount (the "Funds").

The Purchaser's contribution shall be immediately available to the Company.

2. Conditions of Subscription.

The Purchaser understands and agrees that:

      (a)   The Company shall have the right to reject the subscription, in whole or in part;

      (b)   The Company shall accept subscriptions in the order received; and

(c)   The Securities to be issued and delivered on account of this subscription will only be issued in the name of, and delivered to, the Purchaser.

3.   Representations and Warranties of the Undersigned.

The Purchaser hereby acknowledges, agrees, represents, and warrants as follows:

(a)   The Purchaser understands that the Units are securities (the "Securities") and are being offered and sold under the exemption from registration provided for in Regulation S promulgated under the Securities Act of 1933 (the "Act");

(b)   The Purchaser has had the opportunity to review the Private Placement Memorandum regarding the sale of the Units;

(c)   This transaction has not been scrutinized by the United States Securities and Exchange Commission because of the small number of persons solicited and the private and offshore aspects of the offering;

(d)   All documents, records, and books pertaining to this investment have been made available to the Purchaser and its representatives, including its attorney, its accountants, and/or its purchaser representative, and that the Company has represented that the books and records of the Company will be available upon reasonable notice for inspection by Purchaser during reasonable business hours at its principal place of business;

(e)   The Securities have not been registered under the Act and may not be reoffered or resold in the United States to a U.S. person unless the securities are registered under the Act, or an exemption from the registration requirements of the Act is available.

(f)   The Purchaser is not a U.S. person as defined in Regulation S and is not acquiring the Securities for the account or benefit of any U.S. person;

(g)   The Purchaser agrees to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

(h)   Purchaser consents to the placement of a legend on the Securities to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving the Securities may not be conducted unless in compliance with the Act;

(i)   The Company shall refuse to register any transfer of the Securities not made in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration;

(j)   The Purchaser is capable of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision and understands and has fully considered for purposes of this investment the risk of loss of all monies invested herein;

(k)   The Purchaser is able (i) to bear the economic risk of its investment; (ii) to hold the Securities for an indefinite period of time; and (iii) to afford a complete loss of its investment; and represents that it has adequate means of providing for its current needs and possible personal contingencies, and that it has no need for liquidity in this investment;

(l)   The Securities are being acquired by the Purchaser in good faith solely for its own personal account, unless otherwise specifically set forth below, and these Securities are being acquired for investment purposes only, and not with a view to or for the resale, distribution, subdivision, or fractionalization thereof; the Purchaser has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person the Securities or any part thereof, the Purchaser has no present plans to enter into any such contract, undertaking, agreement, or arrangement; and he or she understands that the legal consequences of the foregoing representations and warranties to mean that he or she must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the Act, and, therefore, cannot be sold unless they are subsequently registered under the Act (which the Company is not obligated to do) or an exemption from such registration is available;

(m)   The Purchaser consents to the placement of a legend on the certificates evidencing the Securities being purchased by it, which legend shall be in form substantially as follows:

The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, amended (the "Act"). The holder hereof, by purchasing such securities agrees for the benefit of the Company that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Company, (b) outside the United States in accordance with Rule 904 of Regulation S under the Act (c) pursuant to the exemption from the registration requirements under the Act provided by Rule 144 thereunder and in accordance with the applicable state securities laws or (d) in a transaction that does not require registration under the act or any applicable state laws and regulations covering the offer and sale of securities, and the holder has prior to such sale, furnished to the company an opinion of counsel reasonably satisfactory to the Company. Hedging transactions involving the Securities may not be conducted unless in compliance with the Act.

Delivery of this certificate may not constitute "good delivery" in settlement of transactions on stock exchanges in Canada. A new certificate, bearing no legend may be obtained from the registrar and transfer agent of the company upon delivery of this certificate and a duly executed declaration in a form satisfactory to the Company and its registrar and transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the Act;

(n)   If more than one person is signing this Agreement, each representation, warranty, and undertaking made herein shall be a joint and several representation, warranty, or undertaking of each person. If the Purchaser is a partnership, corporation, trust, or other entity, the Purchaser entity and each individual signing on behalf of such entity represent and warrant that the purchase of the Securities pursuant to this Subscription Agreement has been duly authorized by all necessary corporate, partnership, or other action, and that such individuals are authorized to bind the Purchaser to this Agreement.

4.   Transferability.

The Purchaser agrees not to transfer or assign this Agreement, or of any of its interest herein, and any such transfer shall be void.

5.   Revocation.

The Purchaser agrees that it may not cancel, terminate, or revoke this Agreement or any agreement of the Purchaser made hereunder and that this Agreement shall survive the death or disability of the Purchaser and shall be binding upon the Purchaser's heirs, executors, administrators, successors, and assigns.

6.   No Waiver.

Notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the Purchaser, the Purchaser does not waive any right granted to it under federal or state securities laws.

7.   Continuing Effect of Representations and Warranties; Undertaking.

The representation and warranties of Paragraph 3 are true and accurate as of the date of this Subscription Agreement and shall be true and accurate as of the date of delivery of the Funds and shall survive such delivery. If in any respect, such representations and warranties shall not be true and accurate prior to the issuance of Securities to the Purchaser, the Purchaser shall give immediate written notice of such fact to the Company and to the Purchaser Representative, if any, specifying which representations and warranties are not true and accurate and in what respects they are inaccurate.

8.   Indemnification.

The Purchaser acknowledges that it understands the meaning and legal consequences of the representations and warranties contained in Paragraph 3 and of the undertaking contained in Paragraph 7, and hereby agrees to defend, indemnity, and hold harmless the Company and its officers, directors, employees and agents, and their successors and assigns, from and against any and all loss, damage, liability, or expense (including attorneys' fees) due to or arising out of the inaccuracy of any representation or acknowledgment or the breach of any agreement, warranty, or undertaking of the Purchaser contained in this Subscription Agreement.

9.   Miscellaneous.

(a)   All notices or other communications given or made hereunder shall be sufficiently given if hand-delivered or mailed by registered or certified mail return receipt requested, postage prepaid, to the Purchaser or to the Company at the respective addresses set forth herein, or such other addresses as the Purchaser or the Company shall designate to the other by notice in writing.

(b)   This Agreement shall be governed by and construed in accordance with the internal laws of the State of Washington. Venue for any action arising out of or in conjunction with this Agreement shall lie in Spokane County, Washington.

(c)   This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(d)   All currency is in United States Dollars.

10.   Signatures.

The "Purchaser" shall mean the entity whose signature appears below.
I have read this Subscription Agreement and agree to be bound by its terms.

_____
Purchaser

_____   _____
(Address)   (Soc. Sec. or Federal Identification No.)

_____
(Date)

The Company hereby accepts the foregoing Subscription subject to the terms and conditions hereof this _____ day _____, 2005.

                                        Idaho General Mines, Inc.

                                        By:_____
                                              Robert L. Russell, President

Exhibit 4.3

FORM OF
COMMON STOCK PURCHASE WARRANT

THIS WARRANT MAY NOT BE TRANSFERRED TO ANY PERSON EXCEPT AS OTHERWISE DESCRIBED BELOW

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR ANY EXEMPTION THEREFROM UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

Warrant No. _____

IDAHO GENERAL MINES, INC.
(Incorporated under the laws of the State of Idaho)

VOID AFTER 5:00 P.M., SPOKANE, WASHINGTON TIME, ON XXX, 2007
Warrant to Purchase _____ Shares of Common Stock Dated _____, 2005

WARRANT FOR THE PURCHASE OF SHARES OF COMMON STOCK

THIS CERTIFIES THAT, FOR VALUE RECEIVED, _____
(the "Holder") is entitled to purchase from Idaho General Mines, Inc., an Idaho corporation (the "Company"), subject to the terms and conditions set forth in this Warrant, up to _____ fully paid and nonassessable shares of common stock (the "Common Stock"), of the Company, at any time commencing on the date hereof (the "Commencement Date") and expiring at 5:00 p.m., Spokane Washington time, on XXX, 2007 (the "Expiration Date"). The price for each share of Common Stock purchased hereunder is $1.75 per share until expiration of this Warrant (the "Purchase Price").

The Holder agrees with the Company that this Warrant is issued, and all the rights hereunder shall be held, subject to all of the conditions, limitations and provisions set forth herein.

1.   **EXERCISE OF WARRANT**.

    A.   MANNER OF EXERCISE. This Warrant may be exercised in whole at any time, or in part from time to time, during the period commencing on the Commencement Date and expiring on the Expiration Date or, if any such day is a day on which banking institutions in the City of Spokane, Washington, are authorized by law to close, then on the next succeeding day that shall not be such a day, by presentation and surrender of this Warrant to the Company at its principal office with the Subscription Form attached hereto duly executed and accompanied by payment (either in cash or by certified or official bank check, payable to the order of the Company) of the Purchase Price for the number of shares specified in such Form and instruments of transfer, if appropriate, duly executed by the Holder or its duly authorized attorney. Upon receipt by the Company of this Warrant, together with the Exercise Price, at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. The Company shall pay any and all documentary stamp or similar issue taxes payable in respect of the issue or delivery of shares of Common Stock on exercise of this Warrant. Each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Warrant shall cease at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date.

B.   **ISSUANCE OF CERTIFICATES**. As soon as practicable after the exercise of a Warrant, the Company shall issue to the Holder a certificate or certificates for the number of full shares of Common Stock to which the Holder is entitled, registered in such name or names as may be directed by the Holder, and if such Warrant shall not have been exercised in full, a new countersigned Warrant for the number of shares of Common Stock as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a Warrant unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities is then currently effective or an exemption thereunder is available. Warrants may not be exercised by, or securities issued to, any Holder in any state in which such exercise would be unlawful.

2.   **RESERVATION OF SHARES**. The Company will at all times reserve for issuance and delivery upon exercise of this Warrant all shares of Common Stock or other shares of capital stock of the Company (and other securities and property) from time to time receivable upon exercise of this Warrant. All such shares (and other securities and property) shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and nonassessable and free of all preemptive rights.

3.   **NO-FRACTIONAL SHARES.** No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. If the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, purchase such fractional interest, determined as follows:

If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on The Nasdaq National Market or The Nasdaq SmallCap Market or the OTC Bulletin Board, the current value shall be the last reported sale price of the Common Stock on such exchange on the last business day prior to the date of exercise of such Warrant or if no such sale is made on such day, the average of the closing bid and asked prices for such day on such exchange; or

If the Common Stock is not listed or admitted to unlisted trading privileges, the current value shall be the mean of the last reported bid and asked prices reported by the National

Quotation Bureau, Inc. on the last business day prior to the date of the exercise of such Warrant; or

    If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current value shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

4.   **STOCK DIVIDENDS; SPLIT-UPS**. If after the issuance of the Warrants, and subject to the provisions herein the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock or by a split-up of shares of Common Stock or other similar event, then, on the effective day thereof, the number of shares issuable on exercise of each Warrant shall be increased in proportion to such increase in outstanding shares and the then applicable Purchase Price shall be correspondingly decreased.

5.   **AGGREGATION OF SHARES**. If after the date hereof, and subject to the provisions herein, the number of outstanding shares of Common Stock is decreased by a consolidation, combination or reclassification of shares of Common Stock or other similar event, then, after the effective date of such consolidation, combination or reclassification, the number of shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares and the then applicable Purchase Price shall be correspondingly increased.

6.   **REORGANIZATION, ETC**. If after the date hereof any capital reorganization or reclassification of the Common Stock, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation or other similar event shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and fair provision shall be made whereby the registered holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the securities of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of outstanding shares of such Common Stock equal to the number of shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrants, had such reorganization, reclassification, consolidation, merger, or sale not taken place and in such event appropriate provision shall be made with respect to the rights and interests of the registered holders to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Purchase Price and of the number of shares of Common Stock purchasable upon the exercise of the Warrants) shall thereafter be applicable, as nearly as may be in relation to any share of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing such assets, shall assume by written instrument executed and delivered to the Company the obligation to deliver to the registered holders such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase.

7.   **FORM OF WARRANT**. This Warrant Certificate need not be changed because of any adjustment pursuant to the terms herein, and Warrants issued after such adjustment may state the same Purchase Price and the same number of shares as is stated in this Warrant Certificate. However, the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

8.   **TRANSFER OF WARRANTS**. The Warrants are not transferable, other than by will or by the laws of descent and distribution. Subject to the foregoing limitations, the Company shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Company.

9.   **RESTRICTED SECURITIES**. This Common Stock Purchase Warrant and the shares of Common Stock issuable upon exercise of this Common Stock Purchase Warrants have not been registered under the Act or similar state exemptions. These securities cannot be sold or transferred by an investor unless they are subsequently registered or an exemption from registration is available at the time of transfer. The Company will not undertake to register the Securities. Investors will not be able to require registration of the Shares for public sale, nor are investors guaranteed the ability to use Rule 144 for exempt resales under the Act. For the purpose of resales under Rule 144, the holding period of the Shares of Common Stock acquired upon the exercise of Common Stock Purchase Warrants will commence on the date of exercise of this Warrant, not on the date on which the Warrant was originally acquired. A restrictive legend shall be placed upon each share certificate acquired upon exercise of this Warrant.

10.   **RIGHTS AS STOCKHOLDERS**. Prior to the exercise of any Warrant represented hereby, the Holder shall not be entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, to exercise any preemptive rights, to consent or to receive notice as stockholders of the Company in respect to the meetings of stockholders or the election of directors of the Company or any other matter.

11.   **LOST, STOLEN, MUTILATED OR DESTROYED WARRANTS**. If any Warrant is lost, stolen, mutilated, or destroyed, the Company may on such terms as to indemnify or otherwise as it may in its discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

12.   **GOVERNING LAW**. This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of Washington without giving effect to conflicts of laws.

13.   **NOTICE.** Notices and other communications to be given to the Holder of the Warrant evidenced by this certificate shall be deemed to have been sufficiently given, if delivered or mailed, addressed in the name and at the address of such owner appearing on the records of the Company, and if mailed, sent registered or certified mail, postage prepaid. Notices or other communications to the Company shall be deemed to have been sufficiently given if delivered by hand or mailed, by registered or certified mail, postage prepaid, to the Company at 10 North Post Street, Suite 610, Spokane, Washington 99201, Attn: Robert L. Russell, President, or at such other address as the Company shall have designated by written notice to the registered owner as herein provided. Notice by mail shall be deemed given when deposited in the United States mail as herein provided.

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, manually or in facsimile by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

IDAHO GENERAL MINING COMPANY

By:_____
          Robert L. Russell, President & CEO

Exhibit 4.4

IDAHO GENERAL MINES, INC.
10 North Post Street, Suite 610
Spokane, Washington 99201

January 6, 2006

Dear Investor:

Thank you for participating in the recent offering of units (the "*Units*") by Idaho General Mines, Inc. (the "*Corporation*") pursuant to our Private Placement Memorandum dated November 10, 2005. As you may be aware, on December 28, 2005 the Corporation filed a prospectus with securities regulators in Canada for an initial public offering in Canada (the "*Canadian IPO*") of shares of the Corporation's common stock ("*Common Stock*") and warrants to purchase Common Stock (the shares of Common Stock sold in the Canadian IPO and to be issued upon exercise of such warrants are collectively referred to as the "*Canadian Shares*"). In connection with the Canadian IPO, the Corporation intends to file a registration statement (the "*Canadian Resale Registration Statement*") with the U.S. Securities and Exchange Commission (the "*Commission*") to qualify the resale of the Canadian Shares for sale under the Securites Act of 1933, as amended (the "*Securities Act*").

We are pleased to inform you that, upon the earlier to occur of (i) the consummation of the Canadian IPO and filing with the Commission of the Canadian Resale Registration Statement or (ii) April 30, 2006, our board of directors has determined to file with the Commission a registration statement under the Securities Act (the "*U.S. Placement Registration Statement*") with respect to the shares of common stock comprising the Units and the shares of common stock underlying the warrants comprising the Units (collectively, the "*U.S. Private Placement Shares*"). We will use commercially reasonable efforts to cause the U.S. Placement Registration Statement to remain effective until the expiration of the exercise period for the warrants comprising part of the Units.

The U.S. Placement Registration Statement will qualify the resale of the U.S. Private Placement Shares in the United States, subject to certain customary conditions and other limitations.

We will be contacting you at a later date to collect information that we will need in connection with the filing of the U.S. Placement Registration Statement and to outline your rights and obligations in connection therewith. We thank you for your continued interest in Idaho General Mines, Inc.

Sincerely,

/s/ Robert L. Russell
Robert L. Russell
President of Idaho General Mines, Inc.

Exhibit 4.5

IDAHO GENERAL MINES, INC.
10 North Post Street, Suite 610
Spokane, Washington 99201

January 10, 2006

Dear Investor:

Thank you for participating in the recent offering of units (the "***Units***") by Idaho General Mines, Inc. (the "***Corporation***") pursuant to our Private Placement Memorandum dated November 10, 2005. As you may be aware, on December 28, 2005, the Corporation filed a prospectus with securities regulators in Canada for an initial public offering in Canada (the "***Canadian IPO***") of shares of the Corporation's common stock ("***Common Stock***") and warrants to purchase Common Stock (the shares of Common Stock sold in the Canadian IPO and to be issued upon exercise of such warrants are collectively referred to as the "***Canadian Shares***"). In connection with the Canadian IPO, the Corporation intends to file a registration statement (the "***Canadian Resale Registration Statement***") with the U.S. Securities and Exchange Commission (the "***Commission***") to qualify the resale of the Canadian Shares for sale under the Securites Act of 1933, as amended (the "***Securities Act***").

We are pleased to inform you that, upon the earlier to occur of (i) the filing with the Commission of the Canadian Resale Registration Statement which is expected to occur on or prior to 30 days after the final closing of the Canadian IPO or (ii) April 30, 2006, our board of directors has determined to file with the Commission a registration statement under the Securities Act (the "***U.S. Placement Registration Statement***") with respect to the shares of common stock comprising the Units and the shares of common stock underlying the warrants comprising the Units (collectively, the "***U.S. Private Placement Shares***"). We will use commercially reasonable efforts to cause the U.S. Placement Registration Statement to remain effective until the expiration of the exercise period for the warrants comprising part of the Units. The U.S. Placement Registration Statement will qualify the resale of the U.S. Private Placement Shares in the United States, subject to certain customary conditions and other limitations. These rights will inure to each purchaser of Units in the U.S. Private Placement set forth on ***Annex A*** hereto (each, an "***Investor***" and collectively, the "***Investors***").

If the U.S. Placement Registration Statement is not filed with the Commission on or prior to April 30, 2006, without regard for the reason therefor, then in addition to any other rights the Investors may have under applicable law, on each day commencing on May 1, 2006 until the day that the U.S. Placement Registration Statement is so filed with the Commission, the Corporation agrees to pay to each Investor an amount in cash, as partial liquidated damages and not as a penalty, equal to $1/30^{th}$ of 1.0% of the aggregate purchase price paid to the Corporation by such Investor for the purchase of Units; provided that in no event shall the aggregate amount payable to any such Investor exceed 5.0% of the aggregate purchase price paid by such Investor for the Units. The Corporation agrees to pay any such partial liquidated damages pursuant to this paragraph in arrears on a weekly basis on the last business day of each such week. If the Corporation fails to pay any partial liquidated damages pursuant to this paragraph in full within seven days after the date payable, the Corporation will pay interest thereon at a rate of 10% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

We will be contacting you at a later date to collect information that we will need in connection with the filing of the U.S. Placement Registration Statement and to outline your rights and obligations in connection therewith. We thank you for your continued interest in Idaho General Mines, Inc.

Sincerely,

/s/ Robert L. Russell

Robert L. Russell
President of Idaho General Mines, Inc.